EXHIBIT 12

                              THE FINOVA GROUP INC
                 COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                  (Dollars in Thousands, except per share data)


                                                              Nine Months Ended
                                                                September 30,
                                                            --------------------
                                                                          1998
                                                              1999      restated
                                                            --------    --------
Income before income taxes and preferred dividends          $262,688    $203,505
Add fixed charges:
     Interest expense                                        420,478     346,909
     One-third rentals                                         3,516       2,786
                                                            --------    --------
        Total fixed charges                                  423,994     349,695
                                                            --------    --------
Income as adjusted                                          $686,682    $553,200
                                                            --------    --------
Ratio of income to fixed charges                                1.62        1.58
                                                            ========    ========

Preferred stock dividends on a pre-tax basis                $  4,744    $  4,744
Total fixed charges and preferred stock dividends           $428,738    $354,439
                                                            --------    --------
Ratio of income to fixed charges and preferred stock
dividends                                                       1.60        1.56
                                                            ========    ========